UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75689M101

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

745 Boylston Street, 3rd Floor

Boston, Massachusetts 02116

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		77,355
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

77,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		133,074*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

133,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

133,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

* Includes 12,000 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		425,133*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

425,133*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425,133*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

* Includes 292,300 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		77,355
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

77,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		133,074*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

133,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

133,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

OO

* Includes 12,000 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

6

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		425,133*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

425,133*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425,133*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

* Includes 292,300 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

7

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		635,562*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

635,562*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

635,562*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IA

* Includes 304,300 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

8

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		635,562*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

635,562*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

635,562*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 304,300 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

9

CUSIP No. 75689M101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 77,355 Shares beneficially owned by Series One is approximately $2,500,781, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 121,074 Shares beneficially owned by VSO II is approximately $3,877,695, including brokerage commissions. The aggregate purchase price of the 12,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $13,890, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 132,833 Shares beneficially owned by VSO III is approximately $3,981,661, including brokerage commissions. The aggregate purchase price of the 292,300 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO III is approximately $2,946,268, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,915,148 Shares outstanding, which is the total number of Shares outstanding as of February 25, 2020 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 25, 2020.

A.	Series One
(a)	As of the close of business on March 13, 2020, Series One beneficially owned 77,355 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,355
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,355

10

CUSIP No. 75689M101

(c)	The transactions in the securities of the Issuer by Series One since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on March 13, 2020, VSO II beneficially owned 133,074 Shares, including 12,000 Shares underlying call options currently exercisable.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 133,074
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 133,074

(c)	The transactions in the securities of the Issuer by VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	VSO III
(a)	As of the close of business on March 13, 2020, VSO III beneficially owned 425,133 Shares, including 292,300 Shares underlying call options currently exercisable.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 425,133
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 425,133

(c)	The transactions in the securities of the Issuer by VSO III since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 77,355 Shares beneficially owned by Series One.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,355
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,355
11

CUSIP No. 75689M101

(c)	VIEX GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of Series One since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.
E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 133,074 Shares beneficially owned by VSO II, including 12,000 Shares underlying call options currently exercisable.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 133,074
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 133,074

(c)	VSO GP II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the securities of the Issuer by VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 425,133 Shares beneficially owned by VSO III, including 292,300 Shares underlying call options currently exercisable.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 425,133
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 425,133

(c)	VSO GP III has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of VSO III since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	VIEX Capital
(a)	VIEX Capital, as the investment manager to Series One, VSO II and VSO III, may be deemed the beneficial owner of the (i) 77,355 Shares beneficially owned by Series One, (ii) 133,074 Shares beneficially owned by VSO II, including 12,000 Shares underlying call options currently exercisable and (iii) 425,133 Shares beneficially owned by VSO III, including 292,300 Shares underlying call options currently exercisable.

Percentage: Approximately 4.9%

12

CUSIP No. 75689M101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 635,562
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 635,562
(c)	VIEX Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Series One, VSO II and VSO III since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Eric Singer
(a)	Mr. Singer, as the managing member of each of VIEX GP, VSO GP II, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 77,355 Shares beneficially owned by Series One, (ii) 133,074 Shares beneficially owned by VSO II, including 12,000 Shares underlying call options currently exercisable and (iii) 425,133 Shares beneficially owned by VSO III, including 292,300 Shares underlying call options currently exercisable.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 635,562
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 635,562
(c)	Mr. Singer has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the securities of the Issuer on behalf of each of Series One, VSO II and VSO III since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)       As of March 12, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

13

CUSIP No. 75689M101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2020

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

14

CUSIP No. 75689M101

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

15

CUSIP No. 75689M101

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of
Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase / Sale

VIEX Opportunities Fund, LP - Series One

Sale of Common Stock	(854)	37.1250	02/20/2020
Sale of Common Stock	(1,342)	37.0701	02/20/2020
Sale of Common Stock	(3,045)	14.2377	03/10/2020
Sale of Common Stock	(2,034)	12.1000	03/11/2020
Sale of Common Stock	(16,754)	11.4500	03/11/2020

VIEX special opportunities fund ii, LP

Purchase of June 2020 Call Option ($25.00 Strike Price)*	30,200	10.3000	01/21/2020
Purchase of June 2020 Call Option ($25.00 Strike Price)*	28,700	10.2000	01/22/2020
Purchase of June 2020 Call Option ($25.00 Strike Price)*	31,200	10.3000	01/27/2020
Sale of June 2020 Call Option ($25.00 Strike Price)*	(65,000)	11.6308	02/12/2020
Sale of June 2020 Call Option ($25.00 Strike Price)*	(10,000)	11.6640	02/13/2020
Sale of June 2020 Call Option ($25.00 Strike Price)*	(15,100)	11.8355	02/19/2020
Sale of Common Stock	(4,800)	37.1250	02/20/2020
Sale of Common Stock	(7,537)	37.0701	02/20/2020
Sale of Common Stock	(21,955)	14.2377	03/10/2020
Sale of Common Stock	(11,322)	12.1000	03/11/2020
Sale of Common Stock	(93,246)	11.4500	03/11/2020
Sale of Common Stock	(109,440)	9.3709	03/12/2020
Sale of Common Stock	(200,000)	9.8000	03/12/2020

VIEX special opportunities fund iiI, LP

Sale of Common Stock	(1,835)	37.1250	02/20/2020
Purchase of Common Stock	25,000	31.8000	02/25/2020
Purchase of Common Stock	25,000	27.8500	03/10/2020

___________________________

* Represents Shares underlying American-style call options purchased and sold in the over-the-counter market. These call options expire on June 19, 2020.